SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ACCOLADE, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
00437E102
(CUSIP Number)

James C. Madden, V.
Marc F. McMorris
Managing Members
Carrick Management Partners, LLC
Carrick Management Partners II, LLC
610 Newport Center Drive, Suite 1220
Newport Beach, CA 92660
(949) 209-6292

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 22, 2021
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
(Page 1 of 10 Pages)

CUSIP No. 00437E102	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Carrick Management Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not Applicable (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 00437E102	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Carrick Capital Associates Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not Applicable (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00437E102	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Carrick Capital Founders Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not Applicable (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00437E102	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Carrick Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not Applicable (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00437E102	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Carrick Management Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not Applicable (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 00437E102	13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS Carrick Capital Partners II Co-Investment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not Applicable (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00437E102	13D	Page 8 of 10 Pages

1	NAMES OF REPORTING PERSONS Carrick Capital Partners II Co-Investment Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not Applicable (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00437E102	13D	Page 9 of 10 Pages

1	NAMES OF REPORTING PERSONS James C. Madden, V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 188,766(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 188,766(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,766 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3%(2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	All shares are held by the James C. Madden, V. Living Trust (the “Trust”), which Madden (as defined in Item 2(a) below) is the trustee of.
(2)
Based on 55,321,179 shares of Common Stock outstanding as of December 31, 2020, as reported by the Issuer (as defined in Item 2(a) below) in its Quarterly Report on Form 10-Q for the quarter ended November 30, 2020 filed with the Commission (as defined in Item 2(a) below) on January 7, 2021.

CUSIP No. 00437E102	13D	Page 10 of 10 Pages

1	NAMES OF REPORTING PERSONS Marc F. McMorris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,048(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 66,048(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,048(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1%(2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	All shares are held by McMorris (as defined in Item 2(a) below).
(2)
Based on 55,321,179 shares of Common Stock outstanding as of December 31, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended November 30, 2020 filed with the Commission on January 7, 2021.

Item 2	Identity and Background.
Item 2 is hereby amended to add the following language:

(a) This Amendment No. 1 amends and supplements the joint statement on Schedule 13D (the “Statement”) filed by Carrick Capital Associates Fund, L.P. (“CCAF”), Carrick Capital Founders Fund, L.P. (“CCFF”), Carrick Capital Partners, L.P. (“CCP”), Carrick Capital Partners II Co-Investment Fund, L.P. (“CIF”), Carrick Capital Partners II Co-Investment Fund II, L.P. (“CIFII”), Carrick Management Partners , LLC (“CMP”), Carrick Management Partners II, LLC (“CMPII” and, together with CCAF, CCFF, CCP, CIF, CIFII, and CMP, the “Reporting Entities”), James C. Madden, V. (“Madden”) and Marc F. McMorris (“McMorris” and together with Madden, the “Managing Members”) on July 13, 2020 with the Commission with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Accolade, Inc., a Delaware corporation (the “Issuer”). The Reporting Entities and Managing Members are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act was attached to the Statement as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Statement remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 1 is being filed to report that the Reporting Persons are no longer the beneficial owners, individually or as a group, of more than five percent of the Common Stock and, therefore, have no further reporting obligation with respect to the Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and supplemented by adding the following language:

On January 22, 2021, each of CCAF, CCP, CIF, and CIFII distributed to their partners, on a pro rata basis, for no consideration, all of the shares of Common Stock that each fund held (the “Total Distribution”). On the same date, CCFF distributed 6,682 shares of Common Stock to its partners for no consideration, and continued to hold 109,878 shares of Common Stock (the “Partial Distribution” and, together with the Total Distribution, the “Distribution”). CMP, the general partner of the CCAF, CCP and CCFF, received 23,892 shares of Common Stock in connection with the Distribution, and further distributed 1,674 of the shares of Common Stock to its non-managing member. CMPII, the general partner of CIF and CIFII, did not receive any shares of Common Stock in connection with the Distribution.

On January 25, 2021, CCFF and CMP distributed, on a pro rata basis, for no consideration, all of the remaining shares of Common Stock held by CCFF and CMP to the Trust and McMorris, such that each of the Trust and McMorris received 66,048 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as set forth below:
(a) According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2020 filed with the Commission on January 7, 2021, there were 55,321,179 outstanding shares of Common Stock as of December 31, 2020.
The Trust is the record holder of 188,766 shares of Common Stock outstanding as of January 26, 2021, which represents a beneficial ownership of approximately 0.3% of the outstanding shares of Common Stock. Madden is the trustee of the Trust, and has the sole voting and disposition power in connection with the Common Stock held of record by the Trust.

McMorris is the record holder of 66,048 shares of Common Stock outstanding as of January 26, 2021, which represents a beneficial ownership of approximately 0.1% of the outstanding shares of Common Stock.

In connection with the transactions contemplated under Item 3 of this Amendment No. 1, CCAF, CCP, CCFF, CIF, CIFII, CMP and CMPII no longer beneficially own any Common Stock.

(b) See the information in subsection (a) above.

(c) Except as reported in this Amendment No. 1, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Except for the partners or member that received the shares of Common Stock pursuant to the transactions described in Item 3 of this Amendment No. 1, and the Trust in connection with the Common Stock that it holds, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Item 5.

(e) As of January 22, 2021, the Reporting Persons ceased to be the beneficial owners, individually or as a group, of more than 5 percent of the Common Stock.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 26, 2021

CARRICK CAPITAL ASSOCIATES FUND, L.P.

By:	CARRICK MANAGEMENT PARTNERS, LLC
Its:	General Partner

By:	/s/ James C. Madden, V.
James C. Madden, V., Managing Member

CARRICK CAPITAL FOUNDERS FUND, L.P.

By:	CARRICK MANAGEMENT PARTNERS, LLC
Its:	General Partner

By:	/s/ James C. Madden, V.
James C. Madden, V., Managing Member

CARRICK CAPITAL PARTNERS, L.P.

By:	CARRICK MANAGEMENT PARTNERS, LLC
Its:	General Partner

By:	/s/ James C. Madden, V.
James C. Madden, V., Managing Member

CARRICK CAPITAL PARTNERS II CO- INVESTMENT FUND, L.P.

By:	CARRICK MANAGEMENT PARTNERS II, LLC
Its:	General Partner

By:	/s/ James C. Madden, V.
James C. Madden, V., Managing Member

CARRICK CAPITAL PARTNERS II CO- INVESTMENT FUND II, L.P.

By:	CARRICK MANAGEMENT PARTNERS II, LLC
Its:	General Partner

By:	/s/ James C. Madden, V.
James C. Madden, V., Managing Member

CARRICK MANAGEMENT PARTNERS, LLC

By:	/s/ James C. Madden, V.
James C. Madden, V., Managing Member

CARRICK MANAGEMENT PARTNERS II, LLC

By:	/s/ James C. Madden, V.
James C. Madden, V., Managing Member

/s/ James C. Madden, V.
James C. Madden, V.

/s/ Marc F. McMorris